UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report: April 20, 2011
(Date of earliest event reported)



Timberline Resources Corporation
(Exact name of registrant as specified in its charter)

Commission File Number: 001-34055
_____

Delaware	**82-0291227**
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

101 East Lakeside Avenue
Coeur d'Alene, Idaho 83814
(Address of principal executive offices, including zip code)

(208) 664-4859
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure.

On April 20, 2011, the Company issued a press release entitled "Timberline Reports Additional High-Grade Intercepts from Underground Drilling at Butte Highlands". A copy of the press release is attached as Exhibit 99.1 and is incorporated herein by reference.

In accordance with General Instruction B.2 of Form 8-K, the information in this report, including the exhibits attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended ("the Exchange Act"), nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1	Press Release of Timberline Resources Corporation dated April 20, 2011.*

* Furnished to, not filed with, the SEC pursuant to Item 7.01 above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TIMBERLINE RESOURCES CORPORATION

Date: April 20, 2011   By: /s/ Randal Hardy
                                                 Randal Hardy
                                                 Chief Financial Officer and Director

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release of Timberline Resources Corporation dated April 20, 2011.*

* Furnished to not filed with the SEC pursuant to Item 7.01 above.

EXHIBIT 99.1



F O R   I M M E D I A T E   R E L E A S E

Timberline Reports Additional High-Grade Intercepts from Underground Drilling at Butte Highlands

Coeur d'Alene, Idaho – April 20, 2011 – **Timberline Resources Corporation (NYSE Amex: TLR; TSX-V: TBR)** ("Timberline" or the "Company") today announced additional results from underground drilling at the Butte Highlands Gold Project in southwestern Montana.

The planned 86-hole, 49,500-foot (15,000-metre) program is designed for detailed delineation of the mineralization and underground mine planning. Timberline holds a 50-percent interest in the project, which is under development and scheduled to begin gold production in early 2012.

Twelve intervals with gold grades greater than 0.10 opt (3.42 g/t) were identified within the nine new holes reported today. Highlights included Hole BHUG11-011 which contained a 13.8 foot (4.2 metre) interval grading 0.37 ounces per ton (opt) (12.7 grams per tonne (g/t)), including a 4.0 foot (1.2 metre) interval grading 1.13 opt (38.7 g/t), and BHUG11-013 which contained an 11.9 foot (3.6 metre) interval grading 0.31 opt (10.6 g/t), including a 2.9 foot (0.9 metre) interval grading 1.01 opt (34.6 g/t).

Paul Dircksen, Timberline's President and CEO, said, "We are very pleased with our drilling to-date at Butte Highlands. Once this program is finished, we plan to compile the results into our comprehensive mining plan, complete the necessary underground development, and begin gold production."

All of the newly reported holes were drilled in the main portion of the Old Mill Block from underground Drill Station DS-3. (Intervals are reported relative to DS-3.) Drilling has focused on the upper portion of the "Old Mill Block", which has overall dimensions of approximately 275 feet (84 metres) along strike, 1100 feet (335 metres) down dip, and a mineralized thickness of 8 to 15 feet (2.5 to 4.5 metres). Highlights from past and current drilling in the Old Mill Block at Butte Highlands include gold intercepts of 10 feet of 7.88 opt (3.1 metres of 269.86 g/t), 33.6 feet of 1.65 opt (10.2 metres of 56.51 g/t), 14.3 feet of 2.37 opt (4.4 metres of 81.16 g/t) and 33.6 feet of 1.65 opt (10.2 metres of 56.5 g/t) including 5 feet of 10.45 opt (1.5 metres of 357.9 g/t).

The following table summarizes all drill intervals received to date that exceed 0.1 opt gold. Figures showing the drill program in plan view may be seen on Timberline's web site at http://www.timberline-resources.com/main.php?page=196.

Current drill results from the Old Mill Block include:

Drill Hole	From (feet)	Length (feet)	Gold (opt)*	From (metres)	Length (metres)	Gold (g/t)*
BHUG11-009	**266.1**	**3.6**	**0.15**	**81.1**	**1.1**	**5.14**
BHUG11-009	**271.2**	**3.5**	**0.12**	**82.7**	**1.1**	**4.11**
BHUG11-009	**496.2**	**10.0**	**0.10**	**151.2**	**3.1**	**3.42**
including	*496.2*	*5.0*	*0.12*	*151.2*	*1.5*	*4.11*
BHUG11-010	**345.6**	**9.9**	**0.13**	**105.3**	**3.0**	**4.45**
including	*345.6*	*5.4*	*0.18*	*105.3*	*1.7*	*6.16*
BHUG11-010	**488.0**	**15.5**	**0.15**	**148.7**	**4.7**	**5.14**
including	*493.0*	*10.5*	*0.20*	*150.3*	*3.2*	*6.85*
or	*498.6*	*4.9*	*0.38*	*152.0*	*1.5*	*13.01*
BHUG11-011	**184.9**	**13.8**	**0.37**	**56.4**	**4.2**	**12.67**
including	*188.8*	*4.0*	*1.13*	*57.6*	*1.2*	*38.70*
BHUG11-012	**289.3**	**1.8**	**0.11**	**88.2**	**0.6**	**3.77**
BHUG11-012	**307.1**	**4.3**	**0.11**	**93.6**	**1.3**	**3.77**
BHUG11-013	**468.8**	**11.9**	**0.31**	**142.9**	**3.6**	**10.62**
including	*474.5*	*2.9*	*1.01*	*144.6*	*0.9*	*34.59*
BHUG11-013	**535.7**	**5.0**	**0.27**	**163.3**	**1.5**	**9.25**
BHUG11-015	**321.5**	**9.6**	**0.19**	**98.0**	**2.9**	**6.51**
including	*321.5*	*7.0*	*0.26*	*98.0*	*2.1*	*8.90*
including	*325.2*	*3.3*	*0.49*	*99.1*	*1.0*	*16.78*
BHUG11-017	**310.3**	**2.8**	**0.12**	**94.6**	**0.9**	**4.11**

* Troy ounces per ton (opt) and grams per tonne (g/t)

Additional results from the ongoing program at Butte Highlands are expected shortly and will be reported by the Company as they are received.

Timberline holds a 50-percent interest in the Butte Highlands Joint Venture which is targeted to commence gold production in early 2012. Timberline's JV partner, Highland Mining, LLC is funding all project development costs, with Timberline's 50-percent share of costs to be paid out of proceeds from future mine production. A feasibility study has not been completed at Butte Highlands, and there is no certainty the proposed operation will be economically viable. Photos and videos of development progress at Butte Highlands, along with other additional project information, can be seen at http://www.timberline-resources.com/main.php?page=167.

Butte Highlands is located within a favorable geologic domain that has hosted several multi-million ounce gold deposits including Butte, Golden Sunlight, Montana Tunnels, and Virginia City. The property was extensively drilled by Battle Mountain Gold, Placer Dome, ASARCO, and Orvana Minerals in the 1980s and 1990s.

Paul Dircksen is a Qualified Person as defined by National Instrument 43-101 and has reviewed and approved the technical contents of this release. He has verified the drill results and other data disclosed in this news release, including sampling, analytical and test data. Field work has been conducted under his supervision. The Timberline sampling and analysis program included an industry standard QA/QC program. After photographing, core logging and cutting the sample intervals in half, the samples were shipped to ALS Chemex Laboratories in Elko, Nevada for preparation. The prepared pulps were then forwarded by ALS Chemex to their lab in Sparks, Nevada or their lab in Vancouver, BC Canada for analysis. The samples were analyzed for gold using a standard 30g fire assay with an AA finish. Samples returning a gold value in excess of 10 ppm were re-analyzed using a 30g fire assay with a gravimetric finish.

About Timberline Resources

Timberline Resources Corporation is exploring and developing advanced-stage gold properties in the western United States. The Company is primarily focused on the goldfields of Nevada, where it is advancing its flagship Lookout Mountain Project toward a production decision while exploring a pipeline of quality earlier-stage projects at its South Eureka Property and elsewhere. Timberline also features a 50-percent carried-to-production interest at its Butte Highlands Joint Venture where gold production is slated to commence early in 2012. Timberline management has a proven track record of discovering economic mineral deposits and developing them into profitable mines. The Company also holds Timberline Drilling, a wholly-owned subsidiary that provides diamond drilling services and cash flow from underground and surface contract drilling operations.

Timberline is listed on the NYSE Amex where it trades under the symbol "TLR" and on the TSX Venture Exchange where it trades under the symbol "TBR".

Contact Information:
Paul Dircksen, CEO
Phone: 208.664.4859